
October 14, 2020

Andy Chang Liu
Chief Executive Officer
17 Education & Technology Group Inc.
16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People's Republic of China

   Re: 17 Education & Technology Group Inc.
     Draft Registration Statement on Form F-1
     Submitted September 16, 2020
     CIK No. 0001821468

Dear Mr. Liu:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 16, 2020

Prospectus Summary, page 1

1. Please disclose the percentage of your total revenues that comes from your online K-12 large-class after-school tutoring services. Please clearly state that you do not charge for the in-school classroom solutions.

2. We note your statement that you capture "approximately 55% of the K-12 schools using smart in-school classroom solutions in China in the first half of 2020." If known, please tell us whether such K-12 schools engage more than one education technology service provider. We also note that 88% of your smart in-school classroom solution MAUs are in

primary school. Please provide a breakdown of the percentages that you capture in primary, middle, and high schools for your in-school classroom solutions. Please include similar disclosure in your Business section.

3. We note your statement that "you became a top five online K-12 large-class after-school tutoring service provider in China in terms of both paid course enrollments and gross billings in 2019 and the first half of 2020." We also note that over 70% of your paid course enrollments in 2019 were from primary school students. Please provide a breakdown of the percentages of your paid course enrollments attributable to middle and high school students for each of the 2019 and the first half of 2020.

4. We note your statement that you have a "massive" content library. Please provide additional information to quantify the size of your content library.

5. We note your statements on page 4 regarding expected growth for after-school tutoring. Please revise to provide a source for the information or, if true, state that these are management's expectations.

Risk Factors
If we are not able to continue to cooperate..., page 21

6. We note that you rely on one third-party service provider to recruit, train and manage your tutors. Please file your agreement with the third-party service provider, or, in the alternative, please tell us why you are not required to do so.

Management's Discussion and Analysis
Results of Operations, page 97

7. Please include, to the extent practicable, the impact that COVID-19 had on your results of operations. Refer to CF Disclosure Guidance: Topic No. 9. Please also address whether the increase in paid course enrollments in the six months ended June 30, 2020 was due to COVID-19, and whether you expect this increase to continue in future periods.

Industry, page 116

8. We note that the disclosure as well as the graphs depicted in this section indicate that the growth trends that were created during the COVID-19 pandemic are expected to continue into the post-pandemic period. Please provide a basis for these assumptions and, to the extent accurate, revise to state that these assumptions are your beliefs.

       You may contact Scott Stringer at (202) 551-3272 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Z. Julie Gao